UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from                      to
Commission file number 1-8962
The Pinnacle West Capital Corporation Savings Plan
(Full title of the plan)
Pinnacle West Capital Corporation
(Name of issuer)
400 North Fifth Street
P.O. Box 53999
Phoenix, Arizona 85072-3999
(Address of issuer’s principal executive office)

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN

PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2008	3

Notes to Financial Statements	4-18

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2008	19-23

EXHIBITS FILED:	24

Exhibit 23.1
NOTE: Supplemental schedules required by section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedules listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of
The Pinnacle West Capital Corporation Savings Plan
Phoenix, Arizona
We have audited the accompanying statements of net assets available for benefits of The Pinnacle West Capital Corporation Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
DELOITTE & TOUCHE LLP
Phoenix, Arizona
June 24, 2009

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS:
Investments at fair value (Notes 2, 4, 5 & 6)	$682,978,386	$872,595,656
Interest and other receivables	540,875	1,617,900

Total assets	683,519,261	874,213,556

LIABILITIES:
Accrued administrative expenses	331,878	197,425

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	683,187,383	874,016,131

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	10,348,700	655,873

NET ASSETS AVAILABLE FOR BENEFITS	$693,536,083	$874,672,004

See Notes to Financial Statements.

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2008

ADDITIONS:

Contributions (Note 1):
Employer	$17,286,643
Participants	52,336,959

Total contributions	69,623,602

Investment income (loss) (Note 2):
Dividend, interest and other income	28,433,733
Net realized/unrealized depreciation in fair value of investments (Note 5)	(231,436,459)

Total investment loss	(203,002,726)

Total reductions, net	(133,379,124)

DEDUCTIONS:

Distributions to participants	46,493,493
Administrative expenses	1,263,304

Total deductions	47,756,797

Decrease in net assets	(181,135,921)

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	874,672,004

End of year	$693,536,083

See Notes to Financial Statements.

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1. DESCRIPTION OF THE PLAN
The following description of The Pinnacle West Capital Corporation Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan sponsored by Pinnacle West Capital Corporation (“Pinnacle West” or the “Company”). The Plan is administered by a committee appointed by the Pinnacle West Board of Directors (the “Committee”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). State Street Bank and Trust Company (“Trustee”) serves as Trustee of the Plan.
State Street Global Advisors (“SSgA”) is the appointed investment manager under the Plan to (1) manage the liquidity of the Pinnacle West Stock Fund, and (2) review and direct the Trustee on voting proxies received for shares of Pinnacle West common stock (except for those shares for which the Trustee receives participant directions) and eight mutual funds held in the Plan.
Eligibility
Generally, as defined by the Plan, most active full-time employees of Pinnacle West and its subsidiaries, including Arizona Public Service Company, APS Energy Services Company, Inc., El Dorado Investment Company and the active salaried employees of SunCor Development Company (collectively, the “Employer”), are eligible to participate in (1) the pre-tax, Roth 401(k) and after-tax features of the Plan immediately upon employment or, if later, their attainment of age 18 and (2) the matching feature on the first day of the month following their attainment of age 18 and completion of six months of service. Eligible employees hired in a classification other than regular full-time are eligible to participate upon attainment of age 18 and completion of 1,000 hours of service during a 12 consecutive month period of employment beginning on their date of hire or an anniversary of that date. The Plan provides credit for periods of employment with an affiliate of Pinnacle West as if the service was performed for the Employer.

Contributions
The Plan allows participants to contribute up to 50% of their base pay as pre-tax contributions, Roth 401(k) contributions or after-tax contributions, provided that in no event can the combined total contributions made by any participant in any year exceed 50% of their base pay. Eligible employees who do not affirmatively elect to participate or opt out of the Plan are automatically enrolled as soon as administratively possible after sixty days of employment. Employees automatically enrolled contribute 3% of their base pay as pre-tax contributions. The Plan also allows participants attaining the age of 50 before the end of the calendar year to make catch-up contributions in accordance with the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001. The maximum allowable pre-tax contribution ($15,500 for 2008) and catch-up contribution ($5,000 for 2008) may increase in future years based on the cost of living index. Participants may elect to set their pre-tax contributions to increase automatically on an annual basis based on the percent increase and effective date designated by the participant, up to the maximum limits permitted under the Plan and the Internal Revenue Code.
Employer contributions are fixed at 75% of the first 6% of base pay for combined pre-tax and/or Roth 401(k) participant contributions (excluding catch-up contributions) for non-SunCor Development Company employees hired on or after January 1, 2003, for active salaried employees of SunCor Development Company hired on or after January 1, 2006 and for employees electing the Retirement Account Balance feature of the Pinnacle West Capital Corporation Retirement Plan. Employees hired prior to January 1, 2003, and active salaried employees of SunCor Development Company hired prior to January 1, 2006, not electing to participate in the Retirement Account Balance feature of the Pinnacle West Capital Corporation Retirement Plan receive an Employer match of 50% on the first 6% of base pay contributed, in combination, as pre-tax and/or Roth 401(k) participant contributions (excluding catch-up contributions).
Employer contributions are invested in the same investment funds as participants elect for their participant contributions. Non-cash contributions are recorded at fair value.
The Plan allows rollover contributions from other eligible retirement plans including 401(k) or other qualified plans (including after-tax dollars), governmental 457(b) plans, Roth 401(k) accounts, 403(b) annuities (including after-tax dollars) or IRAs (excluding after-tax dollars) subject to certain criteria.
Participants may elect to receive dividends on Pinnacle West stock in their account in the form of cash. If a participant does not elect to receive the dividend in the form of cash prior to the dividend payable date for that dividend, it is automatically reinvested in the Pinnacle West Stock Fund.

Participant Accounts
Individual accounts are maintained for each Plan participant. Allocations of earnings and losses are based on participant account balances. Each participant has separate accounts (sources of money) that are credited with the participant’s pre-tax, Roth 401(k) and after-tax contributions, rollover contributions (if any), Roth 401(k) rollover contributions (if any), the Employer’s matching contributions and an allocation of Plan earnings. Each participant’s account is charged with withdrawals, an allocation of Plan losses and explicit record-keeping and administrative fees (see Note 2). A dollar amount is deducted quarterly from each participant’s account for the explicit record-keeping and administrative fees. The benefit to which a participant is entitled is the portion of the participant’s account that has vested, as defined below.
Investment Choices
Participants direct their contributions into one or more of the following: risk-based investment options which include Conservative, Moderate and Aggressive LifeStyle Funds; core investment options which include Fixed Income Fund, Intermediate Bond Fund, Large Cap Value Fund, S&P 500 Index Fund, Large Cap Growth Fund, Mid Cap Core Fund, Small Cap Core Fund and International Fund; and the Pinnacle West Stock Fund (collectively, the “Funds”). Employer contributions are invested in the same investment funds as participants elect for their participant contributions. The Plan provides that: 1) in lieu of making their own investment elections, participants may choose to have an investment allocation set for them through the Plan’s personal asset manager program, which is a personalized mix of the Plans’ core investment options; 2) contributions by participants automatically enrolled are invested in the default fund which for approximately four to six weeks is the Conservative LifeStyle Fund and then, once established for them, the personal asset manager program; 3) participants may establish a self-directed brokerage account (SDA) to invest up to 90% of their vested account balance in permitted investments of the SDA (which excludes the Funds); and 4) participants may elect to have their investment mix of Funds automatically rebalanced according to their future investment elections on a quarterly, semi-annual or annual basis. The Plan permits all participants to transfer amounts in their Employer contributions account or Employer transfer account from the Pinnacle West Stock Fund to one or more of the other investment options available under the Plan.

Loan Feature
Participants and former participants may borrow money from their pre-tax contributions account, Roth 401(k) contributions account, vested Employer contributions account, rollover contributions account (if any) and Roth 401(k) rollover contributions account (if any). Participants may not borrow against their Employer transfer account or their after-tax contributions account.
The minimum participant loan allowed is $1,000. The maximum participant loan allowed is 50% of the participant’s vested account balance, up to $50,000 reduced by the participant’s highest outstanding loan balance in the 12-month period ending on the day before the loan is made. Only one loan per participant may be outstanding at any one time. Loan terms are up to five years, or up to 15 years for the purchase of the participant’s principal residence. An administrative fee is charged to the participant’s account for each loan. Participants with an outstanding loan may continue to make loan repayments upon termination of employment with the Employer, unless they receive a full distribution of their account balance.
The interest rate is determined at the time the loan is requested and is fixed for the life of the loan. The interest rate shall be at least as great as the interest rate charged by the Trustee to its individual clients for an unsecured loan on the date the loan is made. The Trustee currently charges interest at the prime interest rate plus one percent, determined as of the first business day of the month in which the loan is issued. Interest rates for loans issued during 2008 ranged from 5% to 8.5%. Interest rates for outstanding loans as of December 31, 2008 and 2007 ranged from 5% to 10.5%.
Loans are treated as an investment of the participant’s accounts. To fund the loan, transfers are made from the participant’s investment funds on a pro-rata basis. Amounts credited to a participant’s SDA are not available for a loan. Loan repayments are invested in the participant’s investment funds based on the participant’s current investment election (or in the Conservative Lifestyle Fund or personal asset manager program, as applicable, if the participant does not have a current investment election in place). Loan repayments, including interest, are generally made through irrevocable payroll deductions. Loan repayments for former participants are made through the automated clearing house (ACH) system. Loans are secured by the participant’s account balance.

Vesting
Each participant is automatically fully vested in the participant’s pre-tax contributions account, Roth 401(k) contributions account, after-tax contributions account, rollover (if any) contributions account and Roth 401(k) rollover (if any) contribution accounts (consisting of the participant’s contributions and related income and appreciation or depreciation), Employer transfer account and Employer contributions account (consisting of Employer contributions and related income and appreciation or depreciation). Former participants who terminated employment prior to April 1, 2006 were fully vested in their Employer contributions account if their termination was due to death or disability, or was after attaining age 65 or, if later, completing five years of participation in the Plan. Otherwise, those former participants vested in graduated amounts with 100% vesting after five years of service, beginning with the employee’s credited vesting date.
Withdrawals and Distributions
A participant may at any time make a full or partial withdrawal of the balance in the participant’s after-tax contributions account, rollover contributions account (if any) and Roth 401(k) rollover contributions account (if any). No withdrawals prior to termination of employment are permitted from a participant’s Employer transfer account. No withdrawals prior to termination of employment are permitted from the participant’s pre-tax contributions account and Roth 401(k) contributions account, except under certain limited circumstances relating to financial hardship or after attaining age 59-1/2. If an employee withdraws pre-tax or Roth 401(k) contributions due to financial hardship, the only earnings on pre-tax contributions that can be withdrawn are those credited prior to January 1, 1989 and no earnings on Roth 401(k) contributions can be withdrawn. Participants who have participated in the Plan for five complete plan years may withdraw the amount in their Employer contributions account. Participants who are at least age 59-1/2 may withdraw any portion of their pre-tax contributions account, Roth 401(k) contributions account, rollover contributions account (if any) or Roth 401(k) rollover contributions account (if any) while employed with no restrictions on the reason for withdrawal and penalties do not apply. Amounts credited to a participant’s SDA are not available for a withdrawal until transferred back into the Funds. When the participant’s employment with the Employer is terminated, the participant can elect to receive a full or partial distribution, as soon as administratively possible, of the vested portion of their Employer contributions account together with the participant’s contributions accounts and Employer transfer account.

Forfeitures
Forfeitures of nonvested Employer contributions will occur upon the earlier of full distribution following termination of employment with the Employer or the end of the fifth calendar year following the calendar year in which the participant terminated employment. If a former participant who received a distribution becomes re-employed prior to the end of the fifth calendar year following the calendar year in which the participant’s earlier termination of employment occurred, the forfeited Employer contributions will be restored to the participant’s Employer contribution account; however, the forfeiture is restored only if the participant repays the full amount previously distributed to them within five years of their date of re-employment or, if earlier, the last day of the fifth calendar year following the calendar year in which the distribution occurred. At December 31, 2008 and 2007, forfeited nonvested accounts were immaterial. Forfeitures are used to reduce future Employer contributions to the Plan. During the year ended December 31, 2008, Employer contributions were reduced by an immaterial amount due to forfeited nonvested accounts.
Termination of the Plan
It is the Company’s present expectation that the Plan and the payment of Employer contributions will be continued indefinitely. However, continuance of any feature of the Plan is not assumed as a contractual obligation. The Company, at its discretion, may terminate the Plan and distribute net assets, subject to the provisions set forth in ERISA and the Internal Revenue Code, or discontinue contributions. In this event, the balance credited to the accounts of participants at the date of termination or discontinuance shall be fully vested and nonforfeitable.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan utilizes various investment instruments including: mutual funds, common and collective trust funds, guaranteed investment contracts, stocks and bonds. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, liquidity risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Investments
The Plan’s investments are stated at fair value. Fair value is the price that would be received upon the sale of an asset or the amount paid to transfer a liability in an orderly transaction between market participants at the measurement date. On January 1, 2008 the Plan adopted Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements,” and subsequently adopted certain related FASB staff positions. This new standard defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The adoption of SFAS No. 157 did not have a material impact on the Plan’s financial statements. See Note 6 for disclosures provided for fair value measurements of the Plan’s investments.
Benefit-responsive investment contracts are stated at fair value and then adjusted to contract value. See Note 4. Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees are reflected as a reduction of investment return for such investments.
Income Recognition
Investment transactions are recorded as of the trade date. Interest income is recorded on the accrual basis. Dividend income is recorded as of the ex-dividend date.

Administrative Expenses
Participants pay explicit Plan record-keeping and administrative fees less any implicit fees paid to the recordkeeper through revenue-sharing arrangements with certain mutual funds and explicit administrative fees for loans. Participants pay investment, sales, record-keeping and administrative expenses charged by funds, which are deducted from income and reflected as a reduction of investment return for the fund, and redemption fees for certain funds when not held for the required period of investment. Certain mutual funds have entered into revenue-sharing agreements to pay a portion of the mutual funds’ record-keeping, administrative and/or sales fees to the Plan’s record keeper to largely offset record-keeping and administrative fees for the Plan as a whole. The mutual funds that pay a portion of their expense ratios and/or investment fees to the record keeper are held in the: Large Cap Growth Fund (0.35%), Large Cap Value Fund (0.10%), Mid Cap Core Fund (0.10%), Small Cap Core Fund (0.25%) and International Fund (0.05%). The percentage of each fund’s revenue share is shown in parentheses and is expressed as a percentage of the fund’s net asset value. Effective September 2, 2008, the Investment Manager for the Large Cap Growth Fund changed and the revenue sharing arrangement was eliminated. Pinnacle West pays the remaining Plan administrative expenses such as legal expenses of the Plan.

Payment of Benefits
Distributions to participants are recorded upon distribution.
3. FEDERAL INCOME TAX STATUS
The Internal Revenue Service has determined and informed the Company by a letter dated December 18, 2007, that the Plan was designed in accordance with applicable requirements of the Internal Revenue Code. The Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.
4. GUARANTEED INVESTMENT CONTRACTS
The Plan invests in conventional Guaranteed Investment Contracts (“GICs”) and Synthetic Investment Contracts, which are held in the Fixed Income Fund. All investment contracts held by the Plan are considered fully benefit-responsive and are recorded at fair value and adjusted to contract value.
Synthetic investment contracts are comprised of both investment and contractual components. The investment component consists of securities or shares of units of a portfolio of fixed income securities, referred to as the underlying investments. This investment component is “wrapped” by contracts issued by third-party financial institutions. These wrap contracts provide participants the ability for benefit withdrawals and investment exchanges at the full contract value of the synthetic investment contracts (i.e. principal plus accrued interest) notwithstanding the actual market value of the underlying investments (i.e. fair value of security plus accrued interest). In this manner, wrap contracts are designed to smooth out the impact of normal market fluctuations associated with the performance of the underlying investments.

Wrap contract issuers place restrictions on minimum/maximum portfolio durations and on the minimum credit quality of the underlying investments.
Most of the investments underlying the synthetic contracts have expected average lives, that is, they have a target maturity date that is subject to change depending on market conditions. Should the expected average life of the investments shorten or extend, the crediting rate on the contract is normally reset to reflect the investments’ net yield to maturity. If the underlying investments prepay prior to their expected maturity, the cash flows from the investments are typically reinvested in new investments.
Investment contracts can be structured as non-participating, participating or a combination therein. Conventional GICs issued by insurance companies are primarily non-participating, wherein the contract holder does not participate in any gains and losses incurred due to performance of the underlying fixed-income portfolio relative to the book value at times of withdrawals. Conversely, Synthetic Investment Contracts, or wrap contracts, issued by insurance companies or banks, are primarily participating, wherein the contract holder participates in gains and losses incurred due to the performance of the underlying fixed-income portfolio relative to book value at times of withdrawals. Gains and losses are amortized through future crediting rate resets. Participating structures are the most common structure utilized in the Fixed Income Fund.
GIC contracts are typically issued with a fixed crediting rate and a fixed maturity that does not change over the life of the contract. Wrap contracts typically reset on a monthly or quarterly basis as negotiated with the wrap issuer and do not have a final stated maturity date. The wrap contracts in the Fixed Income Fund are predominately reset on a monthly basis with a one-month look back for the portfolio statistics. The investment contract issuer guarantees a minimum 0% crediting rate although a wrap does not absorb any loss for credit defaults in an underlying portfolio.
The gross crediting rate (CR) formula is negotiated in the wrap contract and is typically represented as:
CR = (MV/BV)^(1/D)*(1+YTM)-1 where:
•	MV = market value of the portfolio
•	BV = book value of the portfolio
•	D = weighted average duration of the portfolio
•	YTM = annualized dollar or duration weighted yield to maturity of the portfolio
The net crediting rate is equal to the gross crediting rate minus the wrap fee due the contract issuer. Crediting rates reflect the amortization of realized and unrealized gains and losses in the underlying portfolio over the duration of the portfolio and, in consequence, may not reflect the actual returns achieved in the portfolio. From time to time the crediting rate may be significantly greater or less than current market interest rates.

There are a number of factors that can influence future crediting rates. Such factors may include but are not limited to: portfolio cash flows, performance of the underlying fixed-income portfolio, current market interest rates for reinvestment, duration posture, credit downgrades, the unexpected receipt of principal and interest payments, extraordinary withdrawals and certain wrap contract terms.
The average yield earned by the Fixed Income Fund for all fully benefit-responsive investment contracts was 5.55% and 5.05% for the years ended December 31, 2008 and 2007, respectively. The average yield earned by the Fixed Income Fund for all fully benefit-responsive investment contracts, adjusted to reflect the actual interest rate credited to participants, was 3.02% and 5.02% for the years ended December 31, 2008 and 2007, respectively.
Market value events may limit the ability of the Fixed Income Fund to transact at contract value with the issuer. Market value events are events or conditions, the occurrence of which are outside the normal operation of the Fixed Income Fund and leads to Fixed Income Fund disbursements that have or will have a material adverse affect on the operations of the Fixed Income Fund and a financial effect on the investment contract or wrap issuer’s interest hereunder. Such events may include, but are not limited to: Plan amendments or changes, company mergers or consolidations, participant investment election changes, group terminations or layoffs, implementation of an early retirement program, termination or partial termination of the Plan, failure to meet certain tax qualifications, participant communication that is designed to influence participants not to invest in the Fixed Income Fund, transfers to competing options without meeting the equity wash provisions of the Fixed Income Fund, Plan sponsor withdrawals without the appropriate notice to the Fixed Income Fund’s investment manager and/or investment contract issuers, any changes in laws or regulations that would result in substantial withdrawals from the Plan, and default by the Plan sponsor in honoring its credit obligations, insolvency or bankruptcy if such events could result in withdrawals.
In the normal course of business, such events or conditions would not limit the ability of the Fixed Income Fund to transact at contract value with the participants in the Fixed Income Fund. The Fixed Income Fund is managed to maintain a certain amount of liquidity to provide for the day-to-day liquidity needs of participants as well as the occasional market value event.

An issuer can terminate an investment contract upon the event of default by the contract holder, investment manager, or Trustee if the issuer determines in its reasonable discretion, such event has had, or is likely to have a material adverse effect on the issuer’s interest with respect to the contract. Such events may include but are not limited to: management of the portfolio not in accordance with investment guidelines, breach of any material obligation under the wrap agreement, any representation or warranty made by the contract holder becomes untrue in any material way, replacement of the investment manager without prior consent of the issuer, the Plan is terminated or no longer meets the appropriate tax qualifications, or the wrap becomes a prohibited transaction within the meaning of Section 406 of ERISA.
5. INVESTMENTS AND UNITS OF PARTICIPATION
In accordance with the provisions of the Plan, the Trustee maintains separate units of participation in the Plan and related net asset value per unit for each Fund. The number of units and the related value of the Plan’s assets as of December 31, 2008 and 2007 are as follows:
2008

Investment	Description	Number of Units	Value

Fixed Income Fund	Fixed Income Fund	13,591,146	$203,720,226	**
PIMCO Total Return Fund Inst.	Intermediate Bond Fund	3,922,684	39,736,338	*
Vanguard LifeStrategy Conservative Growth Fund	Conservative LifeStyle Fund	976,884	13,001,549
Vanguard LifeStrategy Moderate Growth Fund	Moderate LifeStyle Fund	1,427,662	21,529,047
Vanguard LifeStrategy Growth Fund	Aggressive LifeStyle Fund	1,471,415	23,540,701
SSgA S&P 500 Flagship Securities Lending Fund Cl A	S&P 500 Index Fund	3,102,415	93,863,607	*
T. Rowe Price Equity Income Fund	Large Cap Value Fund	1,468,775	25,091,151
SSgA Russell 1000 Growth Index Securities Lending Fund Cl A	Large Cap Growth Fund	3,899,273	26,592,024
AIM Mid Cap Core Equity Fund Cl I	Mid Cap Core Fund	864,394	14,419,924
BlackRock Value Opportunities Fund C1 I	Small Cap Core Fund	2,267,533	26,960,330
American FDS EuroPacific Growth Fund R5	International Fund	2,273,603	63,597,073	*
Pinnacle West Common Stock	Pinnacle West Stock Fund	12,384,515	99,784,746	*
Participant Loans	Participant Loans		21,726,370
Self-Directed Brokerage Account	Self-Directed Brokerage Account		9,415,300

Total at fair value			682,978,386
Adjustment from fair value to contract value for fully benefit- responsive investment contracts			10,348,700

Total at contract value			$693,327,086

2007

Investment	Description	Number of Units	Value

Fixed Income Fund	Fixed Income Fund	11,369,713	$171,203,783	**
PIMCO Total Return Fund Inst.	Intermediate Bond Fund	2,236,587	23,755,146
Vanguard Lifestrategy Conservative Growth Fund	Conservative LifeStyle Fund	1,101,850	18,984,235
Vanguard Lifestrategy Moderate Growth Fund	Moderate LifeStyle Fund	1,652,717	35,045,310
Vanguard Lifestrategy Growth Fund	Aggressive LifeStyle Fund	1,692,381	42,415,808
SSgA S&P 500 Flagship Securities Lending Fund Cl A	S&P 500 Index Fund	2,959,648	141,909,751	*
T. Rowe Price Equity Income Fund	Large Cap Value Fund	1,705,770	47,898,878	*
Putnam Voyager Fund Cl A	Large Cap Growth Fund	2,064,002	39,866,328
AIM Mid Cap Core Equity Fund Cl I	Mid Cap Core Fund	1,047,300	25,556,362
BlackRock Value Opportunities Fund C1 I	Small Cap Core Fund	2,757,875	56,418,010	*
American FDS EuroPacific Growth Fund R5	International Fund	2,146,871	109,348,038	*
Pinnacle West Common Stock	Pinnacle West Stock Fund	12,147,863	127,240,822	*
Participant Loans	Participant Loans		21,922,985
Self-Directed Brokerage Account	Self-Directed Brokerage Account		11,030,200

Total at fair value			872,595,656
Adjustment from fair value to contract value for fully benefit- responsive investment contracts			655,873

Total at contract value			$873,251,529

*	These investments represent 5 percent or more of the Plan’s Net Assets Available for Benefits.

**	See supplemental schedule for 2008 underlying investments. No individual underlying investment exceeds 5 percent of net assets available for benefits.
The Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) depreciated in value for the year ended December 31, 2008 as follows:

Common and Collective Trusts	$(65,082,741)
Mutual Funds	(130,288,910)
Pinnacle West Stock Fund	(30,947,004)
Self-Directed Brokerage Account	(5,117,804)

Net realized/unrealized depreciation in fair value of investments	$(231,436,459)

6. FAIR VALUE MEASUREMENTS
The Plan adopted SFAS No. 157, “Fair Value Measurements,” on January 1, 2008. This new standard defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The Plan applies fair value measurements to investments. The adoption of SFAS No. 157 did not have a material impact on the Plan’s financial statements.
SFAS No. 157 requires the disclosure of fair value according to a fair value hierarchy. This hierarchy ranks the quality and reliability of the inputs used to determine fair values, which are then classified and disclosed in one of three categories. The three levels of the fair value hierarchy are:
Level 1 — Quoted prices in active markets for identical assets or liabilities. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide information on an ongoing basis.
Level 2 — Quoted prices in active markets for similar assets or liabilities; quoted prices in markets that are not active; and model-derived valuations whose inputs are observable.
Level 3 — Model-derived valuations with unobservable inputs that are supported by little or no market activity.
As required by SFAS No. 157, assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The Plan maximizes the use of observable inputs and minimizes the use of unobservable inputs. The assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels. The Plan assesses whether a market is active by obtaining observable broker quotes, reviewing actual market transactions, and assessing the volume of transactions.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008.
Common and Collective Trusts: Valued at the net asset value of the shares held by the Plan at year end. The net asset value is based on the market prices of the underlying securities owned by the fund.
Mutual Funds: Valued at the quoted net asset value of shares held by the Plan at year end.

Synthetic Investment Contracts: Fair value equals the fair value of the underlying assets plus the wrap contracts rebid value. The underlying assets consist of fixed income securities that are valued at the closing price reported on the active market on which the securities are traded. The rebid value of the wrapper is the difference between the contract fee and market-based fees over the duration of the wrapper agreement. See Note 4.
Conventional Guaranteed Investment Contracts: Valued at fair value by discounting the related cash flows based on the yields of the AA insurance curve and considering the creditworthiness of the issuer. See Note 4.
Common Stocks: Valued at the closing price reported on the active market on which the individual securities are traded.
Participant Loans: Valued at outstanding loan balance which approximates fair value.
Self-Directed Brokerage Account: Consists of common stocks, cash equivalents, and mutual funds, which are managed directly by participants. Common stocks are valued at the closing price reported on the active market in which the individual security trades. Cash equivalents are valued based on observable market prices. Mutual funds are valued at the quoted net asset value of shares held at year end.
The following table presents the fair value at December 31, 2008 of the Plan’s investments that are measured at fair value on a recurring basis:

	Quoted Price in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable	Balance at
	Assets	Inputs	Inputs	December 31,
	(Level 1)	(Level 2)	(Level 3)	2008
Common and Collective Trusts	$—	$140,612,921	$—	$140,612,921
Mutual Funds	227,876,113	—	—	227,876,113
Synthetic Investment Contracts	—	173,912,925	—	173,912,925
Guaranteed Investment Contracts	—	11,438,838	—	11,438,838
Common Stocks	97,995,919	—	—	97,995,919
Participant Loans	—	—	21,726,370	21,726,370
Self-Directed Brokerage Account	9,415,300	—	—	9,415,300

Total	$335,287,332	$325,964,684	$21,726,370	$682,978,386

The following table shows the changes in fair value of the Plan’s Level 3 investments for the year ended December 31, 2008:

2008
Participant loan balance at beginning of year	$21,922,985
Net purchases, sales, issuances, and settlements	(196,615)

Participant loan balance at end of year	$21,726,370

7. EXEMPT RELATED-PARTY TRANSACTIONS
Certain Plan investments include shares of the State Street Government Securities Short Term Investment Fund, the SSgA S&P 500 Flagship Securities Lending Fund Class A and the SSgA Russell 1000 Growth Index Securities Lending Fund Class A that were managed by the Trustee. These transactions qualified as exempt party-in-interest transactions. In addition, certain Plan investments consist of Pinnacle West common stock. These transactions qualified as exempt party-in-interest transactions. At December 31, 2008 and 2007, the Plan held 12,384,515 and 12,147,863 units, respectively, of common stock of Pinnacle West, the sponsoring employer (see Note 5). During the year ended December 31, 2008, the Plan recorded dividend income from Pinnacle West common stock of $6,175,851.

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
FORM 5500, SCHEDULE H: PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

Identity of Issuer, Borrower, Lessor or Similar Party	Description	Cost	Current Value

Common and Collective Trusts

*State Street Gov Sec ST Inv Fund	Short-Term Investments***	**	$20,157,290
*SSgA S&P 500 Flgshp Sec Lndg Ser Fund Cl A	S&P 500 Index Fund	**	93,863,607
*SSgA Russell 1000 Growth Index Sec Lndg Fund ClA	Large Cap Growth Fund	**	26,592,024

Total common and collective trusts			140,612,921

Mutual Funds
Vanguard LifeStrategy Conservative Growth Fund Inst	Conservative LifeStyle Fund	**	13,001,549
Vanguard LifeStrategy Moderate Growth Fund Inst	Moderate LifeStyle Fund	**	21,529,047
Vanguard LifeStrategy Growth Fund Inst	Aggressive LifeStyle Fund	**	23,540,701
Black Rock Value Opportunities Fund Cl I	Small Cap Core Fund	**	26,960,330
AIM Mid Cap Core Equity Fund Cl I	Mid Cap Core Fund	**	14,419,924
PIMCO Total Return Fund Inst	Intermediate Bond Fund	**	39,736,338
T. Rowe Price Equity Income Fund	Large Cap Value Fund	**	25,091,151
American FDS EuroPacific Growth Fund R5	International Fund	**	63,597,073

Total mutual funds			227,876,113

Synthetic Investment Contracts	Fixed Income Fund
Bank of America N.A. Wrap maturity date 5/25/17, yield 4.896%		**	181,560
AT&T Inc. 4.95% maturity date 1/15/13		**	1,497,464
BAC 3.125% maturity date 6/15/12		**	2,083,156
CWL 2005-3 AF4 5.308% maturity date 8/25/35		**	612,344
CXHE 2005-B AF4 4.893% maturity date 3/25/35		**	240,838
FGG11683 5.00% maturity date 02/01/20		**	555,099
FGG18195 5.50% maturity date 7/01/22		**	757,810
FHLMC 4.125% maturity date 9/27/13		**	2,154,866
FNR 2003-15 CB 5.00% maturity date 3/25/18		**	1,524,259
FHR 2798 JP 4.50% maturity date 4/15/17		**	731,671
FHR 2828 YA 4.50% maturity date 4/15/17		**	936,109
FHR 2827 TD 5.00% maturity date 2/15/30		**	1,552,708
FHR 2934 MA 4.50% maturity date 2/15/18		**	989,770
FHR 3087 NA 4.50% maturity date 8/15/31		**	730,259
FNR 2006-69 GC 5.00% maturity date 3/25/33		**	1,512,271
FHR 3170 EC 5.00% maturity date 6/15/32		**	1,097,073
GMACC 2004-C3 A3 4.207% maturity date 12/10/41		**	1,455,960
GSK 4.85% maturity date 5/15/13		**	1,520,964
GCCFC 2004-GG1 A3 4.344% maturity date 6/10/36		**	303,256
Hewlett-Pack Co. 4.5% maturity date 3/01/13		**	1,461,909
MER 4.75% maturity date 11/20/09		**	1,485,744
MET 4.25% maturity date 7/30/09		**	986,305
MG Fund 3.9% maturity date 6/15/09		**	992,273
MSC 2004-IQ8 A2 3.960% maturity date 6/15/40		**	200,813
Oracle Corp. 4.95% maturity date 4/15/13		**	1,517,363
TIAAGL 144A 5.125% maturity date 10/10/12		**	1,456,949

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
FORM 5500, SCHEDULE H: PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

Identity of Issuer, Borrower, Lessor or Similar Party	Description	Cost	Current Value
WBCMT 2006-C29 A2 5.275% maturity date 11/15/48		**	1,207,761

AIG Financial Products Wrap maturity date 1/16/24, yield 5.156%		**	226,615
BACM 2005-1 A3 4.877% maturity date 11/10/42		**	1,651,918
BACM 2005-2 AAB 4.742% maturity date 7/10/43		**	1,150,113
BAC 7.40% maturity date 1/15/11		**	2,119,618
CWL 2005-10 AF3 4.638% maturity date 9/25/35		**	1,152,037
CCCIT 2004-A8 4.90% maturity date 12/12/16		**	1,249,688
FGG11751 5.00% maturity date 8/01/20		**	915,177
FGG12976 5.50% maturity date 3/01/21		**	1,488,258
FGG11810 5.50% maturity date 12/1/20		**	878,959
FHLB 3.625% maturity date 10/18/13		**	1,574,934
FN255891 5.00% maturity date 10/1/20		**	708,339
FNR 2003-75 NB 3.25% maturity date 8/25/18		**	582,286
FNR 2003-109 CX 4.00% maturity date 7/25/16		**	841,478
FHR 2808 YA 4.50% maturity date 2/15/17		**	905,860
FHR 3178 A 6.00% maturity date 12/15/28		**	1,424,769
FHR 3262 ME 5.50% maturity date 1/15/27		**	893,819
FNMA 961978 4.50% maturity date 3/01/23		**	1,420,602
HSBC 5.25% maturity date 1/14/11		**	1,493,647
RFMS2 2006-HI2 A3 5.790% maturity date 2/25/36		**	403,726
HON 4.25% maturity date 03/01/13		**	1,493,295
JNJ 5.15% maturity date 8/15/12		**	1,609,009
LLY 5.20% maturity date 3/15/17		**	2,029,474

UBS A.G. Wrap maturity date 11/15/19, yield 4.18%			71,186
CD 2007-CD4 A3 5.293% maturity date 12/11/49		**	1,241,025
CAT 4.35% maturity date 3/04/09		**	1,500,270
FGG11678 4.50% maturity date 4/01/20		**	600,644
FN254437 FNMA 7-yr 5.00% maturity date 8/01/09		**	199,556
FN677680 4.50% maturity date 2/01/18		**	306,803
FHR 2611 KC 3.50% maturity date 1/15/17		**	521,202
FNR 2005-121 AJ 4.50% maturity date 7/25/32		**	1,425,520
FHR 3048 QA 5.00% maturity date 3/15/24		**	1,401,664
FNCI 4.50% Pool 683124 maturity date 2/01/18		**	765,550
FN695871 4.50% maturity date 4/01/18		**	431,045
FORDO 2007-B A4A 5.240% maturity date 7/15/12		**	406,328
MSC 2006-IQ11 A2 5.693% maturity date 10/15/42		**	1,693,063
MSDWC 2002-TOP7 A1 5.380% maturity date 1/15/39		**	185,919
PERF 2005-1 A4 4.370% maturity date 6/25/14		**	1,473,046
RFMS2 2004-HS1 AI4 3.770% maturity date 1/25/22		**	1,006,938
WBCMT 2005-C17 A2 4.782% maturity date 3/15/42		**	1,221,100
WBCMT 2004-C10 A2 3.857%maturity date 2/15/41		**	1,226,676
WFC 4.20% maturity date 1/15/10		**	602,304
WFC 5.25% maturity date 10/23/12		**	911,205

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
FORM 5500, SCHEDULE H: PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

Identity of Issuer, Borrower, Lessor or Similar Party	Description	Cost	Current Value
Monumental Life Insurance Co. Wrap maturity date 1/15/20, Yield 4.937%			186,235
CWL 2005-12 1A4 5.323% maturity date 6/25/34		**	1,257,547
CARAT 2008-1 A4 4.460% maturity date 7/15/14		**	1,095,469
CHAIT 2005-A7 A7 4.550% maturity date 3/15/13		**	951,563
CHAIT 2007-A17 A 5.120% maturity date 10/15/14		**	914,375
C 5.125% maturity date 2/14/11		**	1,966,541
CRMSI 2006-1 A3 5.706% maturity date 7/25/36		**	1,228,359
C 2.875% FDIC maturity date 12/09/11		**	2,067,838
COP 5.50% maturity date 4/15/13		**	1,021,397
Dupont EI Nemour 5% maturity date 7/15/13		**	748,210
FGG18056 5.00% maturity date 6/01/20		**	612,338
FGB11935 4.50% maturity date 1/01/19		**	1,029,069
FNR 2003-67 GN 3.50% maturity date 1/25/25		**	247,066
FHR 2664 GA 4.50% maturity date 1/15/18		**	756,426
FHR 3095 GB 5.00% maturity date 4/15/24		**	718,952
FNMA 3.625% maturity date 2/12/13		**	2,115,601
GSMS 2006-GG6 A2 5.506% maturity date 4/10/38		**	1,729,150
JPM 5.375% maturity date 1/15/14		**	2,013,026
JPMCC 2001-CIB3 A2 6.044% maturity date 11/15/35		**	671,747
JPMC 2003-ML1A A2 4.767% maturity date 3/12/39		**	1,487,787
LBUBS 2004-C6 A3 4.547% maturity date 8/15/29		**	910,186
MLCFC 2006-1 A2 5.439% maturity date 2/12/39		**	1,027,786
MSC 2003-IQ5 A3 4.710% maturity date 4/15/38		**	411,503
RAMP 2004-RS6 AI4 5.457% maturity date 5/25/32		**	485,222
RASC 2004-KS2 AI6 4.30% maturity date 3/25/34		**	685,641
WBCMT 2006-C25 A2 5.684% maturity date 5/15/43		**	1,315,501
WOART 2008-A A4A 4.740% maturity date 10/15/13		**	979,125

JP Morgan Bank Wrap maturity date 2/16/21, yield 4.897%		**	162,898
SO 4.70% maturity date 12/1/10		**	1,522,423
AXP 4.875% maturity date 7/15/13		**	1,895,332
FGG11678 4.50% maturity date 4/01/20		**	900,966
FGG13156 5.00% maturity date 5/01/23		**	1,447,227
FGG11850 5.50% maturity date 7/01/20		**	580,895
FHR 2378 A 5.00% maturity date 5/15/15		**	25,482
FNMA Pool #254458 5% 8-1-1 5.00% maturity date 8/01/17		**	669,482
FNR 2003-125 AM 4.00% maturity date 2/25/17		**	399,171
FNR 2003-109 CJ 4.00% maturity date 7/25/16		**	281,118
FHR 2685 DQ 4.50% maturity date 11/15/22		**	1,027,262
FHR 2685 MX 4.00% maturity date 7/15/16		**	1,091,876
FHR 2713 G 4.00% maturity date 8/15/16		**	753,232
FHR 2901 CA 4.50% maturity date 11/15/19		**	859,691
FHR 3002 YD 4.50% maturity date 7/15/25		**	1,052,002
FHR 3152 LA 6.00% maturity date 11/15/25		**	1,366,078
FNR 2007-27 MQ 5.50% maturity date 4/25/27		**	1,719,425
FHR 3347 PB 5.00% maturity date 11/15/30		**	1,551,820
FNMA 3.875% maturity date 7/12/13		**	1,601,259
FN695896 4.50% maturity date 5/01/18		**	443,128
FN 889255 5.00% maturity date 3/01/23		**	1,368,971
GNR 2002-15 PG 5.50% maturity date 11/20/31		**	56,529
JPM 2.125% FDIC GTD TLGP maturity date 6/22/12		**	1,206,129
MI 5.35% maturity date 4/01/11		**	1,576,094

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
FORM 5500, SCHEDULE H: PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

Identity of Issuer, Borrower, Lessor or Similar Party	Description	Cost	Current Value
MET 5.75% 144A 5.75% maturity date 7/25/11		**	965,595
MS 2.0% FDIC GTD TLGP maturity date 9/22/11		**	955,729
MSC 2004-HQ3 A2 4.050% maturity date 1/13/41		**	1,097,427
RAMP 2003-RS7 AI4 5.090% maturity date 2/25/31		**	211,363
RAMP 2004-RS10 AI4 4.570% maturity date 11/25/32		**	531,813
USAOT 2008-1 A4 4.500% maturity date 10/15/13		**	1,211,719
WOART 2008-B A4 5.580% maturity date 4/15/14		**	918,638

Rabobank Nederland N.V. Wrap maturity date 1/25/23, yield 4.695%		**	116,315
BK 4.95% MTN maturity date 11/1/12		**	1,532,435
BSCMS 2001-TOP4 A1 5.060% maturity date 11/15/16		**	219,974
BSCMS 2006-TOP24 A2 5.478% maturity date 10/12/41		**	1,224,091
FGB13150 4.00% maturity date 3/01/19		**	1,032,847
FN254486 5.00% maturity date 9/01/17		**	415,311
FNR 2003-14 AN 3.50% maturity date 3/25/33		**	498,687
FNR 2003-57 NB 3.00% maturity date 6/25/18		**	479,872
FNR 2005-85 AJ 4.50% maturity date 2/25/24		**	1,223,360
FHR 2950 AB 4.50% maturity date 2/15/24		**	621,839
FNR 2007-43 MA 5.50% maturity date 5/25/27		**	1,689,117
FN768658 4.50% maturity date 2/01/19		**	498,019
FN 900999 5.50% maturity date 9/01/21		**	1,137,638
FN 933488 5.0% maturity date 3/01/23		**	1,445,003
GE 4.875% maturity date 3/04/15		**	1,456,835
LBUBS 2005-C5 A-2 4.885% maturity date 9/15/30		**	870,000
LBUBS 2002-C7 A-3 4.659% maturity date 12/15/26		**	1,400,615
LBUBS 2003-C5 A3 4.254% maturity date 7/15/27		**	1,352,390
MBNAP 2005-2 A4 - 144A 4.470% maturity date 6/15/13		**	947,500
MSDWC 2003-TOP9 A1 3.980% maturity date 11/13/36		**	505,738
T 2.375% maturity date 8/31/10		**	1,030,566
T 3.125% maturity date 8/31/13		**	1,617,773
WB 5.35% maturity date 3/15/11		**	2,002,929

NATIXIS Wraps maturity date 4/15/25, yield 5.144%		**	69,213
BSCMS 2004-T14 A2 4.170% maturity date 1/12/41		**	564,402
BSCMS 2002-TOP6 A1 5.920% maturity date 10/15/36		**	793,409
CWL 2004-7 AF4 4.774% maturity date 8/25/32		**	431,642
CWL 2005-7 AF4 4.867%maturity date 6/25/35		**	764,688
CFAB 2004-2 1A4 5.323% maturity date 5/25/31		**	1,234,394
CHAIT 2008-A4 4.650% maturity date 3/15/15		**	1,329,609
FGE91523 4.50% maturity date 9/01/17		**	1,015,090
FGG12809 5.50% maturity date 9/01/22		**	1,173,277
FGG12996 5.00% maturity date 2/01/23		**	1,326,205
FNR 2003-112 AB 4.00% maturity date 6/25/16		**	517,422
FHR 2770 QA 4.00% maturity date 7/15/18		**	1,098,068
FHR 2849 AL 5.00% maturity date 5/15/18		**	633,693
FHR 3211 MH 5.00% maturity date 9/15/26		**	1,607,810
FN920197 5.50% maturity date 12/01/21		**	2,218,139
GMACC 2003-C3 A3 4.646% maturity date 4/10/40		**	908,553
IBM 5.05% maturity date 10/22/12		**	1,017,385

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
FORM 5500, SCHEDULE H: PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

Identity of Issuer, Borrower, Lessor or Similar Party	Description	Cost	Current Value
JPMCC 2005-CB11 A4 5.335% maturity date 8/12/37		**	461,053
RAMP 2004-RS8 5.060% AI4 maturity date 6/25/32		**	682,210
USB 5.3% maturity date 4/28/09		**	1,512,156

Total synthetic investment contracts			173,912,925

Guaranteed Investment Contracts	Fixed Income Fund
New York Life Insurance Company maturity date 3/31/09, yield 3.46%		**	2,956,132
New York Life Insurance Company maturity date 10/31/13 yield 3.99%		**	8,482,706

Total guaranteed investment contracts			11,438,838

Other Investments
*Pinnacle West Common Stock	Pinnacle West Stock Fund	**	97,995,919
****Participant Loans	Participant Loans	**	21,726,370
Self-Directed Brokerage Account	Self-Directed Brokerage Account	**	9,415,300

Total other investments			129,137,589

Total Assets Held for Investment Purposes			$682,978,386

*	Related Party.

**	Cost information not provided as investments are participant-directed.

***	Short-Term Investments represent $18,368,463 from the Fixed Income Fund and $1,788,827 from the Pinnacle West Stock Fund.

****	Interest rates for outstanding loans as of December 31, 2008 ranged from 5.0% to 10.5% with maturity dates ranging from 2009 to 2023.

Exhibits Filed

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
Date: June 24, 2009	By:	/s/ Lori Sundberg
Lori Sundberg
Chairman of the Administrative Committee and Vice President, Human Resources Arizona Public Service Company

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm